SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

Illinois Superconductor Corporation
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

452284102
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 (Page 1 of 13)

                                  SCHEDULE 13D
Page 13 of 13

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  19,716,737

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  19,716,737

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  19,716,737

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  34.7%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Westgate International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  19,716,732

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  19,716,732

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  19,716,732

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  34.7%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  19,716,732

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  19,716,732

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  19,716,732

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  34.7%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.001 par value (the "Common Stock") of Illinois Superconductor Corporation (the "Issuer") beneficially owned by Elliott Associates, L.P., Westgate International, L.P. and Elliot International Capital Advisors, Inc. (f/k/a Martley International, Inc.) ("Elliott International")(collectively, the "Reporting Persons") as of November 9, 2000 and amends and supplements the Schedule 13D dated April 7, 1999, as amended on April 9, 1999, November 10, 1999, January 11, 2000, February 15, 2000, February 23, 2000, February 25, 2000 and March 1, 2000 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $6,908,328

         The source and amount of funds used by Westgate in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $6,908,327

ITEM 5.  Interest in Securities of the Issuer.

         (a) Elliott beneficially owns an aggregate of 19,716,737 shares of Common Stock, constituting 34.7% of all of the outstanding shares of Common Stock. Elliott currently holds the following securities of the Issuer:

                  - 2,626,482 shares of Common Stock held outright,

                  - $833,334 face amount of the Issuer's 6% Senior Convertible Notes due May 15, 2002 ("6% Notes") which, together with accrued interest thereon, are presently convertible into 3,659,447 shares of Common Stock,

                  - $125,000 face amount of the Issuer's 2% Senior Convertible Notes due May 15, 2002 ("2% Notes") which, together with accrued interest thereon, are presently convertible into 525,194 shares of Common Stock,

                  - $1,288,889 face amount of the Issuer's 2% Senior Convertible Notes due May 15, 2002 ("Amended 2% Notes") which, together with accrued interest thereon, are presently convertible into 5,751,596 shares of Common Stock, and

                  - $1,666,668 face amount of the Issuer's 10% Notes due January 2, 2001 ("10% Notes") which are presently convertible into 7,154,018 shares of Common Stock.

         The amount of shares of Common Stock into which Elliott, Westgate, and Elliott International's convertible notes and warrants are each convertible or exchangeable is limited, pursuant to the terms of such instruments, to that amount which would result in Elliott, Westgate and Elliott International together having beneficial ownership of Common Stock not exceeding 9.9% of all of the outstanding shares of Common Stock (the "Ownership Limitation"). However, the Ownership Limitation is suspended during any periods when Elliott, Westgate and Elliott International have the status of "director" or "director by deputization" of the Issuer for purposes of Section 16 under the Securities Exchange Act of 1934, as amended, as is currently the case due to the election of Messrs. Brodsky and Perlman, designees of the Reporting Persons, to the Board.

         Together, Westgate and Elliott International beneficially own an aggregate of 19,716,732 shares of Common Stock, constituting 34.7% of all of the outstanding shares of Common Stock. Westgate and Elliott International currently hold the following securities of the Issuer:

                  - 2,626,481 shares of Common Stock held outright,

                  - $833,333 face amount of 6% Notes which, together with accrued interest thereon, are presently convertible into 3,659,443 shares of Common Stock,

                  - $125,000 face amount of 2% Notes which, together with accrued interest thereon, are presently convertible into 525,194 shares of Common Stock,

                  - $1,288,889 face amount of Amended 2% Notes which, together with accrued interest thereon, are presently convertible into 5,751,596 shares of Common Stock, and

                  - $1,666,668 face amount of 10% Notes which are presently convertible into 7,154,018 shares of Common Stock.

         Elliott, Westgate and Elliott International's aggregate beneficial ownership of Common Stock equals 73,858,926 shares, comprising 53.4% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with Elliott International to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Elliott International is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                              Approx. Price per
                                    Amount of Shs.            Share (excl. of
Date            Security            Bought (Sold)             commissions)

9/19/00          Common                1,699,999                 $ .25*
10/05/00         Common                   17,391                 $ .25*
10/20/00         Common                  909,091                 $2.75

         The transactions marked with an asterisk represent conversions of derivative securities. The other transaction was effected by Elliott directly with the Issuer.

         The following transactions were effected by Westgate during the past sixty (60) days:

                                                              Approx. Price per
                                    Amount of Shs.            Share (excl. of
Date            Security            Bought (Sold)             commissions)

9/19/00          Common                1,699,999                 $ .25*
10/05/00         Common                   17,391                 $ .25*
10/20/00         Common                  909,091                 $2.75

         The transactions marked with an asterisk represent conversions of derivative securities. The other transaction was effected by Westgate directly with the Issuer.

         No other transactions with respect to the Common Stock that are required to be reported and have not been previously reported on Schedule 13D were effected by either Elliott or Westgate during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate and Elliott International has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Elliott International.

         (e)      Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

                  Exhibit B - Letter Agreement dated October 20, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: November 9, 2000

                  ELLIOTT ASSOCIATES, L.P.


                  By: /S/ Paul E. Singer
                           Paul E. Singer
                           General Partner

                  WESTGATE INTERNATIONAL, L.P.
                  By:  Elliott International Capital Advisors, Inc.
                           as Attorney-in-Fact


                           By: /s/ Paul E. Singer
                                    Paul E. Singer
                                    President

                  ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.


                  By: /s/ Paul E. Singer
                           Paul E. Singer
                           President

                                    EXHIBIT B

                            Elliott Associates, L.P.
                                712 Fifth Avenue
                            New York, New York 10019

                          Westgate International, L.P.
                       c/o Elliott Management Corporation
                                712 Fifth Avenue
                            New York, New York 10019



                                October 20, 2000

Illinois Superconductor Corporation
451 Kingston Court
Mt. Prospect, Illinois 60056

                  RE:      Additional Investment

Ladies and Gentlemen:

     The undersigned, Elliott Associates, L.P. ("Elliott") and Westgate International, L.P. ("Westgate" and together with Elliott, the "Purchasers") hereby, severally and not jointly, agree with you (the "Company") to make an additional investment in the Company on the terms set forth below:

         1.       Additional Investment.

                  (a) The undersigned, concurrently with the execution and delivery of this Agreement, each hereby severally purchases from the Company 909,091 shares of the Company's common stock, par value $.01 per share ("Common Stock"), at a purchase price of $2.75 per share.

                  (b) Concurrently with the execution and delivery of this Agreement, the Company is delivering stock certificates to each Purchaser representing the shares of Common Stock purchased by it hereunder (the "Additional Shares") and the Purchasers are delivering to the Company the purchase price for the Additional Shares purchased by them, net of the expenses set forth in Section 3 below.

         2. Registration of Additional Securities. The Company agrees to register the Additional Shares under the Securities Act of 1933, as amended (the "Securities Act"). The terms of the Registration Rights Agreement, dated March 31, 1999 (the "Registration Rights Agreement"), by and among the Company, the Purchasers, Alexander Finance, L.P. ("Alexander") and State Farm Mutual Automobile Insurance Company ("State Farm"), shall be incorporated herein with respect to such registration, subject to the following modifications: (i) the Additional Shares shall be "Registrable Securities"; (ii) the date of this Agreement shall be the "Closing Date"; (ii) in Section 2(a)(ii) of the Registration Rights Agreement the words "but in any event shall use its best efforts to cause such Registration Statement to be declared effective prior to the Effectiveness Date" shall be deleted.

         3. Payment of Legal Fees. The Company agrees to pay the Purchasers' legal fees and expenses incurred in connection with the negotiation and documentation of the additional investment set forth in this Agreement. The Company agrees to pay such fees and expenses promptly following the Purchasers' request therefor.

         4. Representation and Warranties of the Company.

                  (a) The Company hereby restates to the Purchasers, as of the date hereof, the representations and warranties set forth in Section 2.1 of the Securities Purchase Agreement, dated as of March 31, 1999, by and among the Company, the Purchasers, Alexander and State Farm (the "6% Note Agreement"), except as set forth on Schedule I hereto and except for the further modifications set forth below. For purposes of the foregoing restatement of representations, references to the term "Transaction Documents" shall refer to this Agreement and the provisions of the Registration Rights Agreement incorporated into this Agreement. The provision of Sections 2.1(j), 2.1(o) and 2.1(r) of the 6% Note Agreement shall refer to the issuance of the Additional Shares. The date in Section 2.1(s) of the 6% Note Agreement shall be deemed to refer to September 30, 2000.

                  (b) For purposes of this Agreement, the representations and warranties contained in Section 2.1 of the 6% Note Agreement being restated by the Company shall be further modified as follows:

     (i) The reference to the "Shortfall" in Section 2.1(d) shall be deleted:

     (ii) The  references in Section  2.1(d) and 2.1(e) to approval  required by
Section 3.13 shall be deleted;

     (iii) At the end of Section 2.1(d), the Company additionally represents that:

     "When issued in accordance with this Agreement, the Additional Shares will be duly authorized, validly issued, fully paid and nonassessable."; and

                           (iv) Section 2.1(p) shall be deleted.

                  (c) In addition to the representations and warranties set forth above, the Company hereby represents and warrants to the Purchasers that:
(i) no "Event of Default" or event which, with the giving of notice or the passage of time or both would constitute an "Event of Default" has occurred with respect to any Notes (as defined in the Securities Purchase Agreement, dated November 5, 1999 by and among the Company, the Purchasers and Alexander (the "10% Note Agreement")); (ii) the Company is not in breach of any obligations under any Transaction Document as defined in the 6% Note Agreement or 10% Note Agreement; and (iii) the Company is not in breach of any representation or obligation under this Agreement or any other agreement with, or obligation to, the Purchasers.

         5. Representation and Warranties of the Purchasers.

         With respect to their purchase of the Additional Shares pursuant to this Agreement, each Purchaser severally makes the representations set forth in 2.2(a) through (h) of the 6% Note Agreement as of the date hereof with respect to the Additional Shares and this Agreement as applicable, except that with respect to the representations in the first sentence of Section 2.2(b), each Purchaser instead represents that "it is acquiring the Additional Shares for its own account without an intention to distribute or resell the Additional Shares in violation of the Securities Act." Each Purchaser acknowledges that the provisions of Section 3.1 of the 6% Note Agreement apply to the Additional Shares.

         6. Legal Opinion. Concurrently with the execution and delivery of this Agreement, the Company is causing its outside counsel to deliver a legal opinion to the Purchasers in form and substance satisfactory to the Purchasers.

         7.       Indemnification.

                  (a) The Company hereby agrees to indemnify, defend and hold harmless each Purchaser and such Purchaser's partners, directors, officers, employees or agents ("Indemnified Parties"), to the full extent permitted by law, from and against any and all losses, claims, damages, liabilities and costs, including reasonable legal fees and expenses (collectively "Losses"), as incurred, which arise out of, or which relate to, or which involve a third party claim (including without limitation, an action brought by a third party on a derivative basis, but not a direct claim by the Company) relating to (i) the entry by the Purchasers into this Agreement; and/or (ii) the purchase of the Additional Shares by the Purchasers, including, without limitation, claims and legal proceedings relating to the acquisition and holding of the Additional Shares by the Purchasers; provided, that any Indemnified Party shall reimburse the Company for any amount paid to the Indemnified Party pursuant to this
Section 7 to the extent that a final judgment by a court or body of proper jurisdiction, as to which no appeal is pending and the time for all appeals has expired ("Final Judgment"), determines that such Indemnified Party was at fault or cannot be indemnified under applicable law in connection with the claim or action pursuant to which such Losses were incurred.

                  (b) (1) The Company hereby agrees to indemnify, defend and hold harmless each Indemnified Party, to the full extent permitted by law, from and against any and all Losses, as incurred, which arise out of, or which related to, any breach by the Company of this Agreement, including, without limitation, this Section 7; provided, that the Company shall not be obligated to provide any advances of legal fees or disbursements prior to a Final Judgment or settlement with respect to the underlying claim to which such legal fees and expenses related.

     (2) Each Purchaser, severally and not jointly, hereby agrees to indemnify, defend and hold harmless the Company, and its directors, officers, employees or agents, to the full extent permitted by law, from and against any and all Losses, as incurred, which arise out of, or which relate to, any breach by such Purchaser of this Agreement, including without limitation, the enforcement of this Section 7; provided, that the Purchaser shall not be obligated to provide any advance of legal fees or disbursements prior to a Final Judgment or settlement with respect to the underlying claims to which such legal fees or expenses related.

                  (c) In the event an Indemnified Party becomes subject to any claim under Section 7(a) above that may result in Losses, such Indemnified Party shall notify the Company (a "Notice of Claim") as soon as possible, but in any event within ten days of receipt of such claim. Failure to give such timely Notice of Claim shall relieve the Company of its obligations under Section 7(a) to the extent the Company is prejudiced by such delay.

                  (d) In connection with Section 7(a) above, the Company may elect to assume the defense of a claim made against an Indemnified Party, in which case the Company shall not be liable for any expenses (including, but not limited to, attorneys' fees) incurred by the Indemnified Party, unless (i) the Indemnified Party reasonably determines that there would be a conflict if such defense were assumed; or (ii) the Company does not notify an Indemnified Party that it is assuming such defense within ten (10) days of receipt from Indemnified Party of the Notice of Claim, in either of which cases it shall reimburse such Indemnified Party for its reasonable legal fees and expenses, as incurred, on a monthly basis.

         8. Rights and Obligations of Purchasers Several, not Joint. The rights and obligations of the Purchasers under this Agreement are several and not joint.

         9. Miscellaneous. Except where inapplicable or superseded, the terms of
Article V of the 6% Note Agreement (Miscellaneous), except Section 5.16 thereof, shall apply mutatis mutandis to this Agreement.

Please indicate your acceptance and agreement of the terms contained herein by countersigning this Agreement and returning a signed copy to the undersigned.

                                    Sincerely,

                                    ELLIOTT ASSOCIATES, L.P.


                                    By: /s/ Paul E. Singer


                          WESTGATE INTERNATIONAL, L.P.
                                            By:      Elliott International
                                                     Capital Advisors Inc.
                                                     Attorney-in-Fact


                                    By: /s/ Paul E. Singer



AGREED TO AND ACCEPTED

ILLINOIS SUPERCONDUCTOR CORPORATION



By:      /s/